Exhibit 1.01

Power Solutions International, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2018

This report is provided by Power Solutions International, Inc. (herein referred to as “PSI,” the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2018 and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“the Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as (a) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives, which are currently limited to tantalum, tin and tungsten (“3TG”) or (b) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Covered Countries or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, a Conflict Minerals Report (“CMR”), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2018, the CMR is not subject to an independent private sector audit.

General Business Overview

This report has been prepared by management of PSI. The information includes the activities of all majority-owned subsidiaries and variable interest entities, if any, that are required to be consolidated as of December 31, 2018. It does not include the activities of variable interest entities, if any, that are not required to be consolidated.

Power Solutions International, Inc., incorporated under the laws of the state of Delaware in 2011, designs, engineers, manufactures, markets and sells a broad range of advanced, emission-certified engines and power systems that are powered by a wide variety of fuels, including natural gas, propane, gasoline, diesel and biofuels, within the energy, industrial and transportation end markets. The Company manages the business as a single segment.

The Company’s products are primarily used by global original equipment manufacturers (“OEMs”) and end-user customers across a wide range of applications and equipment that includes standby and prime power generation, demand response, microgrid, combined heat and power, arbor equipment, material handling (including forklifts), agricultural and turf, construction, pumps and irrigation, compressors, utility vehicles, light- and medium-duty vocational trucks, school and transit buses, and utility power.

The Company provides highly engineered, comprehensive solutions designed to meet specific customer application requirements and technical specifications, including those imposed by environmental regulatory bodies, including the U.S. Environmental Protection Agency (the “EPA”), the California Air Resources Board (the “CARB”) and the People’s Republic of China’s Ministry of Ecology and Environment (the “MEE,” formerly the Ministry of Environmental Protection), as well as regulatory bodies within the European Union (“EU”).

The Company’s products include both sourced and internally designed and manufactured engines that are engineered and integrated with associated components. These comprehensive power systems are tested and validated to meet quality, safety, durability and global environmental standards and regulations.

Through advanced research and development (“R&D”) and engineering capabilities, the Company is able to provide its customers with highly optimized, efficient, durable and emissions-compliant products that enhance their competitive position.

The Company’s business is well balanced and diversified across end markets and applications and also includes extensive aftermarket and service parts programs. These programs consist of (i) internal aftermarket service parts programs with worldwide sales and distribution capabilities and (ii) internal OEM developed service parts programs for components and products supplied by the Company. Aftermarket components are simply resold and are not contracted by us to be remanufactured. Aftermarket components were not included in the Conflict Minerals Survey.

Supply Chain and Supply Chain Survey

PSI procures engine components from global suppliers and integrates them into assemblies which it manufactures, tests, and sells in its plants in Wood Dale, Illinois. These engine components can be stand-alone items or sub-assembled components of the engine depending on the part. Due to the variety of parts purchased from suppliers and the complexity of the manufacturing process for these subcomponents, PSI determined the best approach for surveying the supply base would be to contact every production supplier and ask them about the Conflict Minerals content of the component supplied to PSI.

To identify recipients of the survey, PSI agreed upon the scope of the survey as is applicable to section 1502 of the Dodd-Frank Act. PSI created the following criteria for issuing its 2018 Conflict Minerals Survey:

Excluded from PSI 2018 Conflict Minerals Survey

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PSI Aftermarket Supply base: PSI is reselling every one of these components, and these components do not provide any value add to our end product. These components are not modified by PSI for sale and are therefore not subject to Conflict Minerals reporting.

-	Packaging Supply base: PSI or Professional Power Products, Inc. (“3PI”), a subsidiary of PSI, packaging is not a value add component and does not provide any value add to our end product.

-	Indirect Materials (i.e., materials used in maintenance, repair, and operations).

-	Any large Auto Part Retailer which provided production parts to PSI

Included in PSI 2018 Conflict Minerals Survey

-	Except as set forth above, every production supplier that provided one or more production parts to PSI or 3PI between the dates of January 1, 2018 and December 31, 2018.

○	PSI did not exclude any commodity or subcomponent in its 2018 Conflict Minerals Survey.

On April 11, 2019, PSI distributed its 2018 Conflict Minerals Survey to the 642 production suppliers for PSI and 3PI that met the criteria identified above.

A summary of the responses received is provided herein. Overall, the response to the survey was inconclusive; the majority of suppliers did not respond to the survey. As part of the due diligence in complying with the Rule, PSI will continue to follow up with these suppliers to try and improve the participation rate of this survey.

We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule. Given the response rate to the 2018 Conflict Minerals Survey, we are unable to determine at this time the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Conflict Minerals Report as an Exhibit to Form SD. This report must include:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody

•	the facilities used to process the Conflict Minerals

•	the country of origin of the Conflict Minerals

•	the efforts to determine the mine or location of origin.

Conflict Minerals Disclosure

The products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable,” because we have been unable to determine the origin of the 3TG they contain or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

In accordance with The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the Rule, this report is available on our website at www.psiengines.com.

Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Guidance and the related Supplements for 3TG.

Management Systems

PSI has established an internal cross-functional management system that is responsible for implementing our Conflict Minerals compliance strategy and is led by a director of purchasing who acts as the executive conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector. We refer to and utilize information available at the website of the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative (“CFSI”), and utilize the template developed by them (“the Template”) to identify and disclose upstream actors in the supply chain.

Controls include, but are not limited to, our Code of Business Conduct and Ethics which outlines expected behaviors for all PSI employees, and a supplier Conflict Minerals contract clause which is being included in new or renewed contracts.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have increased our contact with our suppliers regarding the sourcing of their products. Feedback from this engagement has allowed us to incorporate the OECD Guidance during our selection of new suppliers and also follow up with any supplier which identifies sourcing gold, tin, tantalum, or tungsten in a Covered Country.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of PSI’s policies. As described in both our Code of Business Conduct and Ethics and Whistleblower Policy, we maintain a whistleblower hotline for any complaints from employees, suppliers, customers and shareholders who may have knowledge of a potential violation or other issues with our Company.

Maintain Records

We have adopted a policy to retain and maintain relevant corporate and business records and documents.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly, we participate in industry-wide initiatives as described above.

We have identified 642 direct suppliers. We rely on these suppliers to provide us with information about any Conflict Minerals contained in the components supplied to us including their source. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule.

Design and Implement a Strategy to Respond to Risks

As described above, we utilize resources on RMI’s website to identify and disclose upstream actors in the supply chain.

As part of our risk management process, to ensure suppliers understand our expectations, we communicate PSI’s Conflict Minerals policy during our supplier conference outreach events.

As described in our Conflict Minerals Survey, we engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. As of the date of this report, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our usage of resources on RMI’s website.

Due Diligence Results

Information Request

We conducted a survey of those suppliers described above using RMI’s Template to create the 2018 Conflict Minerals Survey. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in the suppliers’ products, as well as supplier due diligence. Several training resources on the use of the tool are available on RMI’s website. We believe the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

As of the date of this report, we have received responses from 132, or 21%, of the suppliers surveyed. We reviewed the responses against criteria developed by the Company to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the 2018 Conflict Minerals Report. We have worked directly with these suppliers to provide revised responses.

One Hundred Four (104) suppliers responded indicating that they did not use any 3TGs in their products. Twenty eight (28) suppliers identified that they use one or more of the 3TGs in their products. Of those twenty eight (28), eleven (11) suppliers confirmed that they are not sourcing from the Covered Countries. Six (6) suppliers are unsure if their 3TGs are coming from the covered countries. Eleven (11) suppliers responded that they are sourcing from the Covered Countries but were unable to determine if all of the smelters of their suppliers are conflict free. The suppliers identifying as sourcing from Covered Countries are: Bendix Commercial Vehicle Systems, Taoglas Limited, Maximatecc, Emerson Automation Solutions, Koyo Bearings North America, Dayco Products, Wells Vehicle Electronics, Optimas OE Solutions, Brunswick, Brady Corp., and Torola Electronic. Three (3) of these suppliers, Taoglas Limited, Maximatecc, and Dayco Products Co., LLC responded that they are using RMI/CFSI compliant smelters when they are sourcing from Covered Countries. Therefore, as of the date of this report, the Company’s products are DRC conflict undeterminable.

Of those surveyed, 510 suppliers did not respond. PSI is evaluating the most efficient and effective follow up actions to receive timely and accurate responses.

The large majority of the responses received provided data at a company or divisional level or, were unable to specify the smelters or refiners used for components supplied to PSI.

Efforts to determine mine or location of origin

Through our utilization of RMI’s resources, the OECD implementation programs, and requesting our suppliers to complete the 2018 Conflict Minerals Survey, PSI has determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries:

a.	Include a Conflict Minerals flow-down clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

d.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e.	Continue devising and developing a strategy for managing and mitigating Conflict Minerals risk in our supply chain.